

September 17, 2020

Cary Grossman
President
GOOD WORKS ACQUISITION CORP.
4265 San Felipe, Suite 603
Houston, Texas 77027

> **Re: GOOD WORKS ACQUISITION CORP.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2020**
> **File No. 333-248333**

Dear Mr. Grossman:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed August 25, 2020

Principal Stockholders, page 95

1. We note that I-Bankers is an affiliate of your sponsor, I-B Good Works LLC. Please clearly disclose in the beneficial ownership table. In addition, if I-Bankers plans on making a market in the securities, please revise the registration fee table, cover page and underwriting section to reflect the market making activities. Lastly, in the narrative following the table please clarify the percent of shares that may be owned by the anchor investors if they purchase the $60 million in units in this offering from their indications of interest and clarify whether the anchor investors have agreed to vote any public shares they own in favor of a business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at 202-551-3269 or Pamela Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cavas Pavri, Esq.